l e g a l & c o m p l i a n c e, l l c

laura aNTHONy, esq.

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ., LLM

PEARL HAHN, ESQ.**

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

PAULA A. ARGENTO, ESQ.****

CRAIG D. LINDER, ESQ.*****

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

* licensed in FL and NY

**licensed in NY

***licensed in NY and NJ

****licensed in DC

*****licensed in FL, CA and NY

March 6, 2018

VIA ELECTRONIC EDGAR FILING

Isaac Esquivel

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Zoned Properties, Inc.
Form 10-K
Filed March 27, 2017
File No. 000-51640

Dear Mr. Esquivel:

We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Bryan McLaren, Chief Executive Officer of Zoned Properties, Inc. (the “Company”) dated December 26, 2017 (the “Staff’s Letter”). We trust you shall deem the contents of this letter responsive to your comment letter.

Notes to Consolidated Financial Statements

Note – 12 Concentrations, page F-22

Comment 1. We note that for the year ended December 31, 2016 rental revenues associated with lease agreements with companies owned by a beneficial stockholder of the company represent 87.1% of total revenues. We also note that you primarily structure lease agreements using a triple-net lease model. Please tell us whether any groups of properties rented to a single tenant represent more than 20% of your total assets as of December 31, 2016. To the extent you do have a significant asset concentration leased to a single tenant, please tell us whether you have considered providing full audited financial statements of that tenant.

Response: As of December 31, 2017, the Company leased a total of five properties (in Tempe, AZ; Chino Valley, AZ; Gilbert, AZ; Green Valley, AZ; and Kingman, AZ). Four of such properties (in Tempe, AZ; Chino Valley, AZ; Green Valley, AZ; and Kingman, AZ) were leased to related parties (each, a “Related Party Property” and collectively, the “Related Party Properties”). The Company’s Gilbert, AZ property is leased to an unaffiliated third party.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Isaac Esquivel

March 6, 2018

The Company believes that the tenants of the Related Party Properties (each, a “Related Party Tenant” and collectively, the “Related Party Tenants”) are controlled 65% by Alan Abrams and 35% by Chris Carra. Neither Mr. Abrams nor Mr. Carra is an officer or director of the Company, and the Company does not have any ownership interest in the Related Party Tenants. Additionally, neither Mr. Abrams nor Mr. Carra has any managerial or any other role in the Company’s operations. To the Company’s knowledge, no officer, director or 5% stockholder other than Messrs. Abrams and Carra has any ownership interest in the Related Party Tenants or holds any officer or director position with the Related Party Tenants.

As of March 2, 2018, Mr. Abrams and Mr. Carra beneficially owned approximately 20.2% and 11.6%, respectively, of the Company’s outstanding common stock. However, because the Company’s preferred stock has 50 votes per share, Mr. Abrams and Mr. Carra only hold 3.0% and 1.7%, respectively, of the Company’s voting power, and the Company’s preferred stockholders together hold 87.6% of the Company’s voting power. Set forth below is a table that shows, as of March 2, 2018, the common stock ownership, preferred stock ownership and percent of voting power for each of Messrs. Abrams and Carra, and for each of the Company’s preferred stockholders (Alex McLaren, MD and Greg Johnston).

Name of Stockholder	No. of Shares of Common Stock Owned	Percent of Outstanding Common Stock Owned	No. of Shares of Preferred Owned	Percent of Outstanding Preferred Stock Owned	Percent of Vote
Alan Abrams	3,526,669	20.2%	-	-	3.0%

Chris Carra	2,043,335	11.7%	-	-	1.7%

Alex McLaren, MD	1,536,667	8.8%	1,000,000	50.0%	43.9%

Greg Johnston	1,262,500	7.2%	1,000,000	50.0%	43.7%

Set forth below is certain information regarding the Related Party Tenants:

•	C3C3 Group, LLC (“C3C3”) is the tenant in two of the Related Party Properties (in Tempe, AZ; and Chino Valley, AZ). Based on information publicly available from the Secretary of State of Arizona through its website, the Company believes that AC Management Group, LLC (“AC Management”) is the sole member and manager of C3C3. The Company believes that AC Management is 65% owned by Mr. Abrams and 35% by Mr. Carra. Each of the C3C3 leases is personally guaranteed by Mr. Abrams.

•	Broken Arrow Herbal Center (“Broken Arrow”) is the tenant in the Company’s Green Valley, AZ Related Party Property. Based on information publicly available from the Secretary of State of Arizona through its website, the Company believes that Mr. Carra is Broken Arrow’s President, CEO and Secretary, and a member of its board of directors.

•	CJK, Inc. (“CJK”) is the tenant in the Company’s Kingman, AZ Related Party Property. Based on information publicly available from the Secretary of State of Arizona through its website, the Company believes that Mr. Carra is CJK’s President, CEO, Secretary and member of its board of directors.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Isaac Esquivel

March 6, 2018

None of the lease agreements relating to the Related Party Properties requires the relevant Related Party Tenant to provide financial statements, whether audited or unaudited, to the Company, and prior to receipt of the Staff’s Letter, the Related Party Tenants had not provided any financial statements to the Company.

Based on conversations with the Related Party Tenants, the Company believes that it will be unable to obtain audited financial statements from the Related Party Tenants for inclusion in the Company’s Annual Report on Form 10-K. Following receipt of the Staff’s Letter, the Company requested that the Related Party Tenants provide audited financial statements to the Company for its review. In response to the Company’s request, the Related Party Tenants advised the Company that:

(i)	Each of C3C3 and AC Management does not have audited financial statements,
(ii)	Each of Broken Arrow and CJK have 2016 audited financial statements,
(iii)	If the Company agreed to keep such financial statements confidential, the Related Party Tenants would provide:

(a)	Broken Arrow’s and CJK’s 2016 audited financial statements to the Company for review, and
(b)	C3C3 and AC Management’s unaudited financial statements for review, and

(iv)	The Related Party Tenants would not consent to inclusion of audited or unaudited financial statements of any of such Related Party Tenants in the Company’s Annual Report on Form 10-K to be filed with the Securities and Exchange Commission.

The Company executed a confidentiality agreement prior to receipt of the Related Party Tenants’ financial statements for review. We received audited financial statements for the year ended December 31, 2016 for Broken Arrow and CJK. The 2017 audits have not been completed yet. The internal financial statements supplied by C3C3 and AC Management are unaudited and appear not to be in compliance with generally accepted accounting principles.

As of December 31, 2017 and 2016, the Related Party Properties represented approximately 90% and 82%, respectively, of the Company’s assets. As of December 31, 2017 and 2016, revenues associated with the leases on the Related Party Properties represented approximately 96.2% and 87.1%, respectively, of the Company’s total revenues.

The Company believes that the leases on the Related Party Properties are at a premium, but fair given the industry and risk involved, and were entered into on an arm’s length basis, despite the fact that the Messrs. Abrams and Carra hold over 5% of the Company’s outstanding common stock.

Also, it is important to note that the Related Party Tenants have made all lease payments on a timely basis.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Isaac Esquivel

March 6, 2018

The Company’s Annual Report on Form 10-K for the year ended December 31, 2016 contained the following disclosure relating to concentrations:

Disclosure in Risk Factors:

A reduction in sales from or loss of our related party leases would have a material adverse effect on our consolidated results of operations and financial condition.

We entered into lease agreements with non-profit companies whose director is a beneficial stockholder of the Company. Additionally, during the year ended December 31, 2015 and as amended during 2016, we entered into lease agreements with companies owned by this beneficial stockholder of the Company. For the years ended December 31, 2016 and 2015, rental revenue associated with these leases amounted to $1,614,530 and $1,005,143, which represents 87.1% and 70.8% of total revenues, respectively. A reduction in sales from or loss of such related party leases would have a material adverse effect on our consolidated results of operations and financial condition.

Disclosure in Footnotes to Financial Statements:

NOTE 12 – CONCENTRATIONS

Rental income and rent receivable – related parties

The Company entered into lease agreements with non-profit companies whose director is a beneficial stockholder of the Company. Additionally, during the year ended December 31, 2015 and as amended during 2016, the Company entered into lease agreements with companies owned by this beneficial stockholder of the Company. For the years ended December 31, 2016 and 2015, rental revenue associated with these leases amounted to $1,614,530 and $1,005,143, which represents 87.1% and 70.8% of total revenues, respectively. At December 31, 2016 and 2015, deferred rent receivable – related parties amounted to $1,006,171 and $367,013, respectively. A reduction in sales from or loss of such related party leases would have a material adverse effect on the Company’s consolidated results of operations and financial condition.

The Company proposes to include the following disclosure relating to concentrations in its Annual Report on Form 10-K for the year ended December 31, 2017 (insertions underlined and deletions in strikethrough):

Disclosure in Risk Factors:

A reduction in sales from or loss of our related party leases would have a material adverse effect on our consolidated results of operations and financial condition.

During 2014, we ~~We~~entered into lease agreements with non-profit companies, CJK, Inc. and Broken Arrow, whose directors are~~is a~~ beneficial stockholders of the Company for our properties located in Kingman, AZ and Green Valley, AZ, respectively. ~~Additionally, during the year ended December 31, 2015 and as amended during 2016, we entered into lease agreements with companies owned by this beneficial stockholder of the Company.~~The Kingman, AZ lease commenced on October 1, 2014 and expires on September 30, 2024 with base monthly rent of $10,000, subject to a 5% annual increases during the lease term. The Green Valley, AZ lease commenced on October 1, 2014 and expires on September 30, 2024 with base monthly rent of $7,500, subject to a 5% annual increases during the lease term.

In August 2015, we entered into a lease agreement with C3C3 to lease space in Tempe, Arizona. The Tempe lease commenced on September 1, 2015, was amended on September 1, 2016 and October 1, 2017, and expires on July 31, 2035 with base monthly rent of $13,500, subject to a 5% annual increase through July 31, 2023 and base rent of $67,460 per month from August 1, 2023 to the end of the lease term, and increases in rental area up to 30,000 square feet.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Isaac Esquivel

March 6, 2018

In August 2015, we entered into a lease agreement with C3C3 to lease space in Chino Valley, Arizona. The Chino Valley lease commenced on August 1, 2015, was amended on October 10, 2016 and on March 31, 2017, and expires on July 31, 2035 with an initial base monthly rent of $30,000, subject to an annual increase and other base rent increases due to the expansion of leased space through July 2024 and base rent of $91,462 per month from August 2024 to the end of the lease term, and increases in rental area to 35,000 square feet. Additionally, pursuant to the March 30, 2017 amendment, we agreed to defer rent and applicable taxes due for March, April and May 2017 in the form of a note receivable to C3C3 at an 8% interest rate commencing March 1, 2017 and payable over 12 months commencing January 1, 2018.

On June 15, 2017 and effective July 1, 2017, we entered into a lease agreement with AC Management Group, LLC (also known as Hana Meds), whose directors/owners are beneficial stockholders of the Company, to lease office space in Tempe, Arizona (the “Hana Meds Lease”). The Hana Meds Lease commenced on July 1, 2017 and expires on June 30, 2022 with base monthly rent of $1,800 starting on October 1, 2017.

For the years ended December 31, 2017 and 2016, rental ~~revenue~~income associated with ~~these~~all related party leases amounted to $2,033,684 and $1,614,530 ~~and $1,005,143~~, respectively, which represents 96.2% and 87.1% ~~and 70.8%~~ of total revenues, respectively. A reduction in sales from or loss of such related party leases would have a material adverse effect on our consolidated results of operations and financial condition.

If we fail to diversify our property portfolio, downturns relating to certain industries or business sectors or the financial stability of our related party tenants may have a significant adverse impact on our assets and our ability to pay our operating expenses or pay dividends than if we had a diversified property portfolio.

While we intend to diversify our portfolio of properties, we are not required to observe specific diversification criteria. Therefore, our total assets are concentrated into a limited number of tenants who are considered related parties. To the extent that our total assets are concentrated in a limited number of tenants that are in the medical cannabis industry, downturns relating generally to such industry or business sector, or a decline in the financial stability of our related party tenants may result in defaults on all of our leases within a short time period, which may reduce our net income and the value of our common stock and accordingly, limit our ability to pay or operating expenses or pay dividends to our stockholders. As of December 31, 2017 and 2016, we had an assets concentration related to our related party leases at our Tempe, Chino Valley, Green Valley and Kingman, Arizona properties. As of December 31, 2017 and 2016, these related party tenants represented approximately 90% and 82% of total assets, respectively. If our tenants are prohibited from operating or cannot pay their rent, we may not have enough working capital to support our operations and we would have to seek out new tenants at rental rates per square foot that may be less than our current rate per square foot.

Any adverse economic or real estate developments in the medical cannabis industry could adversely affect our operating results and our ability to collect rent from out tenants, pay our operating expenses or pay dividends to our stockholders.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Isaac Esquivel

March 6, 2018

Disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources:

Our future operation is dependent on our ability to manage our current cash balances and on the collection of rental revenues. Our real estate properties are leased to related party tenants under triple-net leases for which terms and expirations vary. We monitor the credit of all tenants to stay abreast of any material changes in credit quality. We monitor tenant credit by (1) reviewing financial statements and related metrics and information that are publicly available or that are provided to us upon request, and (2) monitoring the timeliness of rent collections. As of December 31, 2017 and 2016, we had an assets concentration related to our related party leases. As of December 31, 2017 and 2016, these related party tenants represented approximately 90% and 82% of total assets, respectively. If our tenants are prohibited from operating or cannot pay their rent, we may not have enough working capital to support our operations and we would have to seek out new tenants at rental rates per square less than our current rate per square foot.

Disclosure in Footnotes to Financial Statements:

NOTE 13~~12~~ – CONCENTRATIONS

Rental income and rent receivable – related parties

The Company entered into lease agreements with non-profit companies whose director is a beneficial stockholder of the Company. Additionally, during the year ended December 31, 2015 and as amended during 2016 and 2017, the Company entered into lease agreements with companies owned by this beneficial stockholder of the Company. For the years ended December 31, 2017 and 2016 ~~and 2015~~, rental revenue associated with these leases amounted to $2,033,684 and $1,614,530 ~~and $1,005,143~~, which represents 96.2% and 87.1% ~~and 70.8%~~ of total revenues, respectively. At December 31, 2017 and 2016 ~~and 2015~~, deferred rent receivable – related parties amounted to $1,708,734 and $1,006,171 ~~and $367,013~~, respectively. Additionally, on March 30, 2017, in connection with a fourth amendment to the commercial lease agreement with C3C3, the Company agreed to defer rent and applicable taxes due for March, April and May 2017 in the form of a note receivable to C3C3 at an 8% interest rate commencing March 1, 2017 and payable over 12 months commencing January 1, 2018. C3C3 is owned by Alan Abrams and Chris Carra, significant shareholders of the Company. At December 31, 2017 and 2016, note receivable amounted to $182,365 and $0, respectively. A reduction in ~~sales~~revenue from or loss of such related party leases would have a material adverse effect on the Company’s consolidated results of operations and financial condition.

Asset concentration

The Company’s real estate properties are leased to related party tenants under triple-net leases for which terms and expirations vary. The Company monitors the credit of all tenants to stay abreast of any material changes in credit quality. The Company monitors tenant credit by (1) reviewing financial statements and related metrics and information that are publicly available or that are provided to us upon request, and (2) monitoring the timeliness of rent collections.  As of December 31, 2017 and 2016, the Company had an assets concentration related to C3C3, the tenant at the Tempe and Chino Valley properties, CJK, Inc. and Broken Arrow Herbal Center. As of December 31, 2017 and 2016, these related party tenants represented approximately 90% and 82% of total assets, respectively. Through the date of this report, all rental payments have been made on a timely basis. The lease agreements with C3C3 are personally guaranteed by Alan Abrams.

If the Staff has any comments regarding this letter, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Kristi Marrone/U.S. Securities and Exchange Commission

Bryan McLaren/Zoned Properties, Inc.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832